Exhibit 23

Consent of Independent Registered Public Accounting Firm
The Plan Administrator
Kirby 401(k) Plan:

We consent to the incorporation by reference in the Registration Statements (File Nos. 333-129333 and 33-57625) on Form S‑8 of Kirby Corporation of our report dated June 27, 2014, with respect to the statements of net assets available for benefits (modified cash basis) of the Kirby 401(k) Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended and the supplemental schedule H, part IV, line 4a – schedule of delinquent participant contributions (modified cash basis) for the year ended December 31, 2013 and the supplemental schedule H, part IV, line 4i – schedule of assets (held at end of year) (modified cash basis) as of December 31, 2013, which report appears in the December 31, 2013 Annual Report on Form 11‑K of the Kirby 401(k) Plan.

/s/ KPMG LLP

Houston, Texas
June 27, 2014